UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CliqRex Inc.

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Delaware
>
> **Date of organization**
> January 20, 2022

Physical address of issuer
1569 Hollywood Ave, Cincinnati, OH 45224

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,449	$0
Cash & Cash Equivalents	$3,449	$0
Accounts Receivable	$0	$0
Short-term Debt	$965	$0
Long-term Debt	$51,839	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$186,802	$0

June 16, 2026

FORM C-AR

CliqRex Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CliqRex Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://cliqrex.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 16, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CliqRex Inc. (the "Company") is a Delaware Corporation, formed on January 20, 2022.

The Company is located at 1569 Hollywood Ave, Cincinnati, OH 45224.

The Company's website is https://cliqrex.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Cliqrex is a company that aims to change the way that people communicate their preferences. Micro-Social is the future of social media and Cliqrex is at the forefront of this movement. CliqRex is an app that aims to leverage human affinity and technology to connect the fragmented digital entertainment world.

RISK FACTORS

Risks Related to the Company's Business and Industry

1. Pandemic Risks. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among

others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent towhich a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Dividends. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

7. Operations Risk. The Company's ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

8. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

9. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. Technological Risk. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may underperform the technology utilized by our competitors.

11. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.12. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may

conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from theOffering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether

from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of theSecurities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Cliqrex is a company that aims to change the way that people communicate their preferences. Micro-Social is the future of social media and Cliqrex is at the forefront of this movement. CliqRex is an app that aims to leverage human affinity and technology to connect the fragmented digital entertainment world.

Business Plan

We provide powerful recommendations [Rex] from your most trusted source - your inner circle - your Clique [Cliq]. You can consume all your digital entertainment with just one Click [Cliq] from the app, with your friends never more than a tiny Rex arm's length away! We even help you discover new people with whom you might Click [Cliq] based on your mutual Rex. Additionally, we are acknowledging the negative impact of social media on mental health and society at large; by creating a digital environment that nurtures positive social wellbeing for users, we aim to better the lives of all "Cliqs."

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Timur Akilov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. Co-Founder and CFO, Treasurer & Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2019 - Present: Pixaura Digital LLC Co-Founder and President 03/24/2015 - 02/05/2020: ETI Empire Holdings LLC Managing Partner 01/03/2019 - Present: Alpha Citadel Ventures LLC Founder and CEO 01/01/2016 - Present: Broadway Realty Associate Broker 09/01/2005 - Present: TDA Business Corp President 06/10/2019 - Present: Pixaura Holdings LLC Manager Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors. In 2015, he co-founded ETI Empire Holdings LLC, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures LLC, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, he joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children. https://www.linkedin.com/in/takilov/

Education

In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society.

Name

James O'Loughlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present :CliqRex Inc. Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

09/01/2020 - Present: Art Academy of Cincinnati Adjunct Professor 01/01/2018 - 01/01/2020: University of Cincinnati Adjunct Professor - DAAP 06/10/2019 - Present: Pixaura Holdings LLC Manager 02/01/2019 - Present: Pixaura Digital Co-Founder and CEO James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems.He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full- service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex. Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion. https://www.linkedin.com/in/jamesoloughlin/

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Pete Mastin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

03/14/2016 - 04/30/2020: Jolokia CEO 07/01/2021 - 05/01/2022: Learnie CEO Pete is passionate about making Internet video better (because there is a lot to improve), as well as learning and development (L&D). He enjoys exploring new use cases for video that improve the human condition. Pete enjoys speaking at conferences such as NAB (National Association of Broadcasters), Streaming Media, The CDN/Cloud World Conference (Hong Kong), Velocity, Content Delivery Summit, Digital Hollywood and Interop (among others). He participated in projects with the Department of Artificial Intelligence at the University of Georgia developing software for evaluating logics. Interest: AI, Interactive Moving Pictures (video), AR/VR, Content Delivery Networks, Business Strategy, Media, Streaming, Knowledge Engineering, Architecture, Leadership, People, Motivation. https://www.linkedin.com/in/petemastin/

Education

Pete has an undergraduate and masters degree from the University of Georgia. Go Dogs.

Name

Timur Akilov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. Co-Founder and CFO, Treasurer & Secretary

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2019 - Present: Pixaura Digital LLC Co-Founder and President 03/24/2015 - 02/05/2020: ETI Empire Holdings LLC Managing Partner 01/03/2019 - Present: Alpha Citadel Ventures LLC Founder and CEO 01/01/2016 - Present: Broadway Realty Associate Broker 09/01/2005 - Present: TDA Business Corp President 06/10/2019 - Present: Pixaura Holdings LLC Manager Timur has been working in the software and IT field since 1999, when he started as a software developer at Computer Associates, one of the leading software companies. His dedication and drive for success have earned him much trust and respect among his colleagues. After Computer Associates, Timur co-founded, led or took part in many interesting software, marketing, investment as well as real estate projects. In addition to his love for technology, Timur also possesses a great sense of business management and finance that have helped him succeed in many of his endeavors. In 2015, he co-founded ETI Empire Holdings LLC, a holding company that took part in interesting and lucrative technology and real estate projects. In 2019, Timur founded Alpha Citadel Ventures LLC, a company that promotes innovation and helps startups with their growth strategy and planning. Most recently, he joined with James O'Loughlin to start Pixaura Digital, a very successful agency dedicated to customizing strategies for its clients. In his

spare time, you can find Timur practicing martial arts and playing tennis, soccer or basketball with his children. https://www.linkedin.com/in/takilov/

Education

In 1992, at the age of 15, having immigrated to the United States from the former Soviet Union, Timur started 10th grade at Forest Hills High School in New York. Without prior knowledge of the English language, by working very hard, Timur managed to significantly excel in his studies. Timur holds a B.S. degree in Computer Science from the City University of New York with a minor in Economics. At the University, he was a recipient of the prestigious United Federation of Teachers Scholarship. In 1999, he graduated with Cum Laude honors, the Dean's List Award and membership in the Golden Key National Honor Society.

Name

Gillian Oakenfull

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present CliqRex Inc. Chief Strategy and Impact Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/15/1998 - Present: Miami University Professor of Marketing 04/01/2004 - Present: EquiCentric Brand Research Partner 04/21/2021 - Present: Rethink Lab Inc Owner Gillian Oakenfull is the owner of ReThink Lab, a brand-consultancy focused on providing organizations with a different take on diversity that captures the whole consumer and employee through a cultural lens, leading to an outcome beyond inclusion, and providing impact for both growth and good, internally within the organization and externally in the marketplace. Gillian is a contributing writer to Forbes.com with a column on Cultural Leadership in a VUCA World. She has been a member of the faculty of the Farmer School of Business, Miami University since 1998. She recently created the Center for Kickglass Change (@KickglassM) to create social change through Awareness, Agency, and Advancement in education. She led the curricular design of the Farmer School's innovative integrated curriculum for first-year students. Based on her BQ model of Future Work Skills, the integrated curriculum provides students with technical and softs skills required to succeed in a complex business environment driven by globalization, diversity, and technology. She also led the development of Department of Marketing's new skills-based curriculum which focuses on providing students with skills such as analytical reasoning, insight development, strategic thinking and cultural intelligence over traditional marketing content and its new Digital Marketing major. Her research focuses on three areas of expertise (i) social identity and marketing to underrepresented consumers, (ii) measuring brand meaning and brand management, and (iii) work skill development in an organizational setting. Her research has been published in top quality academic journals in both business and the social sciences. These include the Journal of Business Research, the Journal of Advertising Research, the Journal of Public Policy and Marketing, Psychology and Marketing, and Business and Society Review. Dr. Oakenfull is a HBDI® Certified Practitioner, a CQ® Certified Facilitator and Trainer, a Belbin® Team Role Accredited Practitioner, an ICAgile® Certified Professional, and is certified in the Kepner-Tregoe Decision-making and Problem-solving method. She has won numerous national and international teaching and service awards including being named a national finalist in the

2012 US Professor of the Year award program sponsored by the Carnegie Foundation and the Council for Advancement and Support of Education and being named Carnegie Foundation for the Advancement of Teaching Ohio Professor of the Year. She is a citizen of Ireland, the United Kingdom, and the United States. She's a former NCAA Division I student-athlete in three sports [tennis, cross-country, and indoor track] and flirted with the pro tennis circuit. https://www.linkedin.com/in/gillian- oakenfull-ph-d-2551126

Education

She earned her Ph.D. in Marketing from the University of Houston in 1998.

Name

Bob Roman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

04/06/2022 - Present: CliqRex Inc. Chief Product Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

09/10/2004 - Present: FIREANT STUDIO, Inc. Founder / CEO With over 20 years of experience in digital marketing, Bob has always been associated with delivering engaging experiences and technical insight across multiple industry verticals and delivering against diverse objectives. For the last 18 years as Founder & CEO of FIREANT STUDIO, Inc., he has strategized and created interactive solutions for global non-profits, organizations focused on underserved communities, higher-education, environmental impact groups and social issues from crisis support to inclusive peer mentoring. Bob possesses a strong passion and desire to create engaging, interactive, rich-media experiences that provide high value at all touch points throughout the digital lifecycle. He embraces the challenges of usability and inclusivity that exists in the increasingly device accessible data-driven world and throughout his career has focused on providing clarity from complexity. He has worked for a variety of clients ranging from Internet 2, American Express, TD Ameritrade, Aurora Economic Development Council, Rocky Mountain Institute, Expanding the Bench, Colorado Health Network to the World Wildlife Fund. His diverse experience enables him to ensure the core organizational values and goals are accurately reflected throughout all digital points of engagement within the user experience ecosystem. https://www.linkedin.com/in/bobroman/

Education

Name

Dara O'Loughlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. Co-founder/Chief Experience Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

07/25/2019 - Present: North Hills Swim Club Marketing Outreach 08/09/2018 - Present: University of Cincinnati Adjunct Professor 08/01/2012 - 12/17/2021: Independent Contractor Yoga Teacher and Teacher Trainer Dara is committed to the crafting of meaningful and transformative experiences for others. She has put her heart into developing curricula and teaching coursework in art, technology, and yoga that empowers and enhances lives through creativity and connection. In addition, she has worked together with her husband, James, on creative problem-solving adventures in the pursuit of enhancing the life of their profoundly brain-injured son. Dara and James have successfully worked together professionally in several places. First, it was at a small elementary school in College Corner, OH where she taught art and James was the "tech guy." Then, they worked together at a marketing firm in Cincinnati, OH. There, she piloted an exciting new Technologist in Residence program that brought much appreciated one-on-one technology education to teachers in Cincinnati Public Schools while James was programming and designing. The successful program expanded with Dara leading other TIRs to share technology that enhanced teachers' and students' lives. It was during her position as a Technologist In Residence that her career had to shift, as she gave birth to a child who would provide James and Dara with the most challenging problem-solving opportunities of their lives. Their son, Emmett, suffered a detrimental lack of oxygen at birth, and now at age 18 is still unable to walk, sit, speak, or even use his hands - though his smile lights up every living soul. Identifying his needs and enhancing his life experiences have required enormous creative problem solving and teamwork. There is something magical about James and Dara working together, whether it's starting a business, raising their three incredible children, or converting a shuttle bus into a medically supportive recreational vehicle for their family to be able to travel with their son, solving problems is where they shine. With an artistic vision and a caring heart, Dara works harmoniously together with James to evolve big transformational ideas into real-life solutions. https://www.linkedin.com/in/dara-oloughlin-3623372b

Education

Dara was trained as both an artist and educator at Miami University, where she met James and received her BFA and BS in Art Education.

Name

Michael LeFort

All positions and offices held with the Company and date such position(s) was held with start and ending dates

04/01/2022 - Present: CliqRex Inc. CMO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2021 - Present: Learnie CMO 05/01/2017 - Present: Social Impact Allies Managing Partner 12/01/2017 - 07/01/2019: Carrot New York CMO Michael is an award-winning brand developer and marketer with an expertise in building go-to- market strategies for brands in

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technology, education, packaged goods, media and social impact. For 20 years, Michael has developed and led measurable omni-channel campaigns for top brands and nonprofits resulting in sales, brand reach, customer loyalty and impact. Michael is widely regarded as innovative and having a unique ability to create esprit de corps among partners, client and teams, as well as: Career Qualifications/Achievements - New Business and Market Development, New Product Development, Global and National Sales Team Management, New Product Opportunity Identification, New Product and/or Service Introductions, Competitive and Market Analysis, Product Pricing Strategies, Marketing Data & Analytics Strategy & Measurement, Senior Client Relations, Senior Creative Marketing Strategist and Developer, Creative Developer, and Award Winning Producer/Writer/Digital Campaign Developer. https://www.linkedin.com/in/michael-lefort-4555654b/

Education

Name

Karl Thomsen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present: CliqRex Inc. CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/01/2015 - 10/09/2021: Optimized Aspects Chief Executive Officer 10/10/2021 - Present: Infuse Chief Executive Officer Chief Executive Officer - Infuse (Optimized Aspects). A software development company. San Francisco, CA President/Founder - Bridge International. Advertising Agency servicing mostly FemCare for Procter & Gamble. Cincinnati, OH International/Domestic Branch Manager - Bear Stearns Investment Bank. New York, NY https://www.linkedin.com/in/karl-thomsen-925a0649/

Education

Louisiana State University: Doctorate of Musical Arts (abd) Choral/Orchestral Conducting Yale University: Master's of Arts University of Northern Iowa: Master's of Music Murray State University: Bachelor of Arts in Music/German Trinity University: Metaphysics / Legal Theory

Name

James O'Loughlin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/20/2022 - Present :CliqRex Inc. Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

09/01/2020 - Present: Art Academy of Cincinnati Adjunct Professor 01/01/2018 - 01/01/2020: University of Cincinnati Adjunct Professor - DAAP 06/10/2019 - Present: Pixaura Holdings LLC Manager 02/01/2019 - Present: Pixaura Digital Co-Founder and CEO James has always been intrigued by technology and has been at the forefront of utilizing it since a young age. He started programming on Apple in the late 1970s and wrote a grade-keeping program for his high school teachers at age 14. He joined the Army in 1989 and repaired missile guidance systems.He then set up and ran multi-line bulletin board systems in the early 1990s. Also during this time, while attending Miami University, he set up the university's computer networking system for faculty and students. In the early 2000s, he worked as a developer and created a CMS (content management system) for hundreds of clients. He was promoted to Vice President and helped grow the business into a full- service digital agency. After 20 years there, he started up Pixaura as co-founder and CEO, and has grown the business to 20 employees in 3 years. For the last 5+ years, he has been honing his craft by teaching UI/UX at the University of Cincinnati and The Art Academy of Cincinnati. James was also an early adopter of cryptocurrencies and started mining Bitcoins in 2011. He thought Bitcoin was the most exciting technology he had encountered until he and his wife, Dara, created CliqRex. Outside of technology, James was the president of Team Hungry Cycling, Cincinnati's largest cycling team, for ten years. He has completed multiple 100-mile mountain bike races, triathlons, and what is deemed the most difficult gravel bike race in the country, a 200-mile race across Kansas. The challenge of completing an ultra-endurance race requires training, technology (bike), tools, nutrition, and, most importantly, the perseverance to finish in the face of what sometimes feels like an insurmountable obstacle. James has the drive to see projects, goals, and dreams to completion. https://www.linkedin.com/in/jamesoloughlin/

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	9,900,000
Voting Rights	Voting
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	100,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class C Common Stock
Amount outstanding	174,694
Voting Rights	Class C Common Stock has one vote per share. Class C Common Stock is entitled to vote on all matters on which stockholders may vote, except that Class C Common Stock has no right to vote with respect to the election or removal of the Board of Directors. A record owner will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Class B Common Stock Options
Amount outstanding	446,000
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If any of the options are converted into stock, shares will be diluted.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Pixaura Digital LLC
Amount outstanding	$36,239
Interest rate and payment schedule	5.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	October 1, 2022
Other material terms	Line of Credit to cover operating expenses and legal fees.

The total amount of outstanding debt of the company is $36,239.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	174,694	$87,346.00	Marketing: Communication Budget; Social Media PPC, Influencers, Referrals; Technology: Tech Fees + Product Development; Salaries: President and Manager salaries; Legal: Legal Fees Accounting: Bookkeeping and Accounting Administrative Expenses: Administrative Expenses	June 29, 2022	Regulation CF
Common Stock	7,425,000	$100.00	Legal fees	March 1, 2022	Section 4(a)(2)
Common Stock	100,000	$0.00	Stock was issued as stock based compensation in lieu of $50,000. No cash was received in this transaction.	December 31, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by James O'Loughlin (Through Pixaura Holdings LLC) and Timur Akilov (Through Pixaura Holdings LLC).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James O'Loughlin	41.3%
Timur Akilov	35.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

CliqRex Inc. (the Company) is a corporation formed on 01/20/2022 under the laws of Delaware. The Company is a micro-social tool for sharing TV shows, movies, and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The Company is currently in its pre-revenue stage. Since inception through December 31, 2022, the Company issued 10,174,694 shares of common stock, and stock options to purchase 446,000 shares of common stock. Since inception through December 31, 2022, the Company had $184,963 in operating expenses, resulting in a net loss of $186,802. The Company has funded operations through a revolving credit line with a related party, Pixaura Digital LLC. As of December 31, 2022, the Company had drawn $51,839, including accrued interest. The note carries an interest rate of 5% and all amounts are payable on October 1, 2023.

We are looking to market our product.

Liquidity and Capital Resources

On June 29, 2022 the Company conducted an offering pursuant to Regulation CF and raised $87,346.00.

On March 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100.00.

On December 31, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company has funded operations through a revolving credit line with a related party, Pixaura Digital LLC. As of March 31, 2022, the Company had drawn $16,000 out of a maximum $50,000 from this line of credit, leaving the Company with $983 of cash in the bank. As of the

date of the 2022 offering, the Company increased its amount drawn on the credit note from $16,000 to $36,239. The note carries an interest rate of 5% and all amounts are payable on October 1, 2022.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Pixaura Digital LLC
Relationship to the Company	James O'Loughlin, CliqRex's CEO, and Alpha Citadel Ventures LLC (owned by CliqRex Inc.'s CFO, Timur Akilov) are majority members of Pixaura Digital LLC.
Total amount of money involved	$36,239
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Funds
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Timur Akilov
(Signature)

Timur Akilov
(Name)

CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

CliqRex Inc.

Financial Statements and Report

December 31, 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
CliqRex Inc.

We have reviewed the accompanying financial statements (financial statements) of CliqRex Inc. (the company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of CliqRex Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 6 to the financial statements, the company is pre-revenue and has relied on debt financing from related parties to fund operations. and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
March 24, 2023

CliqRex Inc.
Balance Sheet (Unaudited)
As of December 31, 2022

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.d	$	3,449
Total Assets			3,449
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued liabilities			965
Total Current Liabilities			965
Related party debt	3		51,839
Total Liabilities			52,804
Stockholders' Equity	2		
Common stock, 13,500,000 shares authorized; 10,174,694 shares issued and outstanding; 0.00001 par value per share			101
Additional paid-in capital			137,346
Retained Earnings (Accumulated Deficit)			(186,802)
Total Stockholders' Equity			(49,355)
Total Liabilities & Stockholders' Equity		$	3,449

4

CliqRex Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2022

Operating Expenses		
Legal and other professional fees and services	$	83,131
Share based compensation		50,000
Salaries and wages		35,044
Commissions and fees		12,080
Other expenses		4,708
Total Operating Expenses		184,963
Operating Income (Loss)		(184,963)
Interest expense		(1,839)
Net Income (Loss)	$	(186,802)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2022

	Class A Shares	Class B Shares	Class C Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
				$ -	$ -	$ -	$ -
Balance at January 20, 2022	-	-	-				
Net income (loss)	-	-	-	-	-	(186,802)	(186,802)
Capital contributions	-	-	-	-	87,346	-	87,346
Stock-based compensation expense	100,000	-	-	-	50,000	-	50,000
Issuance of common stock	9,800,000	100,000	174,694	101	-	-	101
Total	9,900,000	100,000	174,694	$ 101	$ 137,346	$ (186,802)	$ (49,355)

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Statement of Cash Flows (Unaudited)
For the year ended December 31, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net (loss)	$	(186,802)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in)		
Operating Activities		
Share based compensation		50,000
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		965
Net Cash (Used in) Operating Activities		(135,837)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		51,839
Proceeds from issuance of common stock		101
Capital contributions from owners		87,346
Net Cash Provided by Financing Activities		139,286
Net Increase in Cash and Cash Equivalents		3,449
Cash and cash equivalents at beginning of year		-
Cash and Cash Equivalents at End of Year		3,449

Supplemental Cash Flow Information
Cash Paid During the Year for

Interest	$	1,839

Notes to the Financial Statements

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

CliqRex Inc. (the Company) is a Delaware Public Benefit Corp and a micro-social tool for sharing TV shows, movies, books and podcasts (other media and products to be added in the future) that are powered through affinity, trust, and shared interests. The tool allows users to see and store recommendations from their community.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. These financial statements cover the period from the Company's incorporation on January 20, 2022 through December 31, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. The Company's cash consists of deposits held in a commercial checking accounts with a major financial institution.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity.

f. Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted

9

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the State of Delaware.

g. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Stockholders' equity

Under the articles of incorporation, the total number of Common Shares of stock that the Company shall have authority to issue is 13,500,000 shares with a $0.00001 par value per share.

The Common stock is divided into three series:

Class A voting stock of which there are 10,000,000 shares authorized.
Class B non-voting stock of which there are 1,000,000 shares authorized.
Class C voting stock of which there are 2,500,000 shares authorized.

As of December 31, 2022 the total number Class A Common Shares issued and outstanding was 9,900,000, and the total number of Class B Common Shares issued and outstanding was 100,000, and the total number of Class C Common Shares issued and outstanding was 174,694.

3. Debt

On January 21, 2022 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $10,000 in principal per month for a maximum amount of $50,000 and carries an interest rate of 5%. The note was amended on September 30, 2022 to extend the due date and all amounts outstanding, including accrued interest, are due and payable on October 1, 2023. As of December 31, 2022, the Company had drawn $51,839, including accrued interest, on the credit line which has been classified as current debt.

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

4. Related party transactions

Pixaura Digital LLC, a Delaware LLC, provides App development services to CliqRex Inc. and has provided a $50,000 line of credit to the Company. James O'Loughlin, CliqRex's CEO, and Alpha Citadel Ventures LLC (owned by CliqRex Inc.'s CFO, Timur Akilov) are majority members of Pixaura Digital LLC.

Optimized Aspects, LLC (DBA "Infuse"), an Ohio LLC, whose CEO is the CTO of Cliqrex, Inc., provided app development services to the Company. On October 7, 2022 Optimized Aspects, LLC (DBA "Infuse") forfeited its stock options for 175,000 shares and no longer provides any services to the Company.

Rethink Lab LLC, an Ohio LLC, provides user experience and wellbeing strategy services to the Company. Gillian W. Oakenfull, CSIO of CliqRex Inc., is the owner of Rethink Lab LLC.

CliqRex Inc. CPO and shareholder Robert J. Roman II in 2022 received compensation in stock (100,000 shares of Class A, at $0.50 per share valuation).

5. Equity incentive plans

The Company's 2022 Incentive Option Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 900,000 shares of the Company's Class B Non-voting Common Stock. The Company is authorized to issue the options under this Plan as either Incentive Stock Options or Non-qualified Stock Options as defined by the Internal Revenue Code. As of December 31, 2022, the Company has issued 446,000 shares under the plan with an exercise price of $0.10 per share for 300,00 options and $0.50 per share for 146,000 options. The option awards have 10-year contractual terms and vest on varying schedules. At December 31, 2022, none of these shares had vested.

A summary of Share-based Compensation Arrangements is provided below:

CliqRex Inc.
Notes to the Financial Statements
For the year ended December 31, 2022

	December 31, 2022
Beginning shares granted	-
Granted during the period	446,000
Vested	-
Total Cumulative Shares Granted for Compensation	446,000
Ending Balance of Shares Remaining to Vest	446,000

6. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

7. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2022 the Company incurred a loss of $186,802. The Company is pre-revenue and has relied on financing from related parties to fund operations. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

8. Subsequent events

On February 28, 2023 the Company opened a revolving line of credit note with Pixaura Digital LLC (a related party) that allows the Company to draw up to $30,000 in principal. The note carries an interest rate of 5% and all amounts outstanding, including accrued interest, are due and payable on March 1, 2024.

Management evaluated all activity of the Company through March 24, 2023 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.